UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41706

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Resignation of Mr. Tianshi Yang

Effective December 4, 2024, Mr. Tianshi Yang resigned from his position as Chief Strategy Officer of SunCar Technology Group Inc., a Cayman Islands exempted company (the “Company”).

Mr. Yang’s resignation is not related to any disagreement with the Company’s management or directors on any matter relating to the Company’s operations, policies, or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date: December 10, 2024	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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